JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315


22 January 2003


DIVIDEND REINVESTMENT PLAN
--------------------------


Jupiters Limited has sent the following letter and attachment to shareholders in relation to its Dividend Reinvestment Plan.



"Dear Shareholder

DIVIDEND REINVESTMENT PLAN

Jupiters Limited is pleased to offer shareholders the opportunity to participate in the Company's Dividend Reinvestment Plan (the "Plan").

The Plan provides shareholders who hold fully paid ordinary shares in Jupiters Limited with a convenient means of increasing their holding in the company by reinvesting all or part of their dividend in additional shares.

On behalf of your Board of Directors, I enclose the Plan booklet for your careful consideration and invite your participation by completing the enclosed application form and returning it in the reply paid envelope provided.

Should you wish to participate for the interim dividend, please forward your application by 21 February 2003.

Yours sincerely

L.J. WILLETT
CHAIRMAN"

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Jupiters Limited is a public listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast and Treasury Casino in Brisbane, as well as holding an investment in and the management contract for the Townsville casino. In addition, the Company operates Keno in Queensland and New South Wales, online sportsbetting through Centrebet based in the Northern Territory and provides technology services. Jupiters Limited is based on the Gold Coast, Queensland, has over 21,000 investors in ordinary shares, over 5,200 Jupiters RPS securityholders and employs over 5,000 staff.

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                                JUPITERS LIMITED
                             ABN  78  010  741  045



              __________________________________________________


                           DIVIDEND REINVESTMENT PLAN

              __________________________________________________



                            CORRS CHAMBERS WESTGARTH
                                     Lawyers
                           Level 35, Waterfront Place
                                 1 Eagle Street
                               BRISBANE QLD 4000
                                    AUSTRALIA
                            Telephone  (07) 3228 9333
                            Facsimile (07) 3228 9444
                                DX 135 BRISBANE
                               Ref:  TH/KL/7628011
                                      B/527376

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                     OVERVIEW OF DIVIDEND REINVESTMENT PLAN

The Dividend Reinvestment Plan (the "PLAN") of Jupiters Limited (the "COMPANY") provides shareholders with a convenient way of increasing their shareholding in the Company by reinvesting all or part of their dividends in additional fully paid ordinary shares in the capital of the Company.

Under the Plan, the dividend payable on shares which you nominate to participate in the Plan is automatically reinvested in additional fully paid ordinary shares in the capital of the Company.

APPLICATION

Participation in the Plan is optional. If you wish to join the Plan, please complete the Application which accompanies this booklet and return it to the Company's share registrar.


ELIGIBILITY

Subject to the rules of the Plan, participation in the Plan is open to any shareholder who holds fully paid ordinary shares in the capital of the Company.

The Company may, in its absolute discretion, refuse participation in the Plan to any applicant whose address or place of residence is in a country other than Australia and where, in the opinion of the Company, the laws of Australia or of the other country or any other matter make participation in the Plan illegal, impossible or impractical.

Under the Company's constitution, the total voting power (as that term is defined in the Corporations Act 2001) of any person must not exceed 5% at any time without prior written Ministerial approval.

CALCULATION OF PRICE

The value of the shares to be issued or transferred under the Plan will be the arithmetic average of the daily volume weighted average market price of the Company's fully paid ordinary shares sold on Australian Stock Exchange Limited ("ASX") during the 10 consecutive trading days commencing on the second trading day after the record date for determining entitlements to the relevant dividend. The Company may determine a percentage by which that price will be discounted in order to calculate the number of shares to be issued or transferred under the Plan. There is currently no intention to offer a discount.


COSTS TO PARTICIPANTS

No brokerage, commission or other transaction costs will be payable by you in respect of the acquisition of shares under the Plan.


SHARES ISSUED OR TRANSFERRED UNDER THE PLAN

Under the Plan, subject to the Company's constitution the Company may, in its absolute discretion:

(a) issue new fully paid ordinary shares to you; or

(b) cause existing fully paid ordinary shares to be acquired on-market by a broker for transfer to you.

Any shares issued under the Plan will be fully paid ordinary shares and will rank equally in all respects with existing fully paid ordinary shares.

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QUOTATION OF SHARES

The Company will apply to ASX for official quotation of shares issued under the Plan.

PLAN STATEMENT

On or before each dividend payment date, the Company will send you a statement detailing the status of your participation and entitlements under the Plan.

LEVELS OF PARTICIPATION

Your participation in the Plan may be either full or partial in relation to the total number of shares you hold.

Full participation is where all shares registered in your name on each record date for determining entitlements to a dividend participate in the Plan. If you acquire additional shares under the Plan, on market or otherwise, those shares will participate in the Plan unless the Company's share registrar receives a Notice of Variation or Termination from you to the contrary.

Partial participation means that you may nominate a specified number of your shares to participate in the Plan. You may also elect to have any shares issued or transferred to you under the Plan participate in the Plan. If you acquire additional shares on market or otherwise than under the Plan, those shares will not participate in the Plan unless the Company's share registrar receives a Notice of Variation or Termination from you to the contrary.

If you nominate part of your holding for participation in the Plan, then you will receive cash dividends in the normal way for the balance of your holding.

VARIATION OF PARTICIPATION AND TERMINATION

You may vary or terminate your participation in the Plan at any time by completing a Notice of Variation or Termination and sending it to the Company's share registrar. A Notice of Variation or Termination will be effective from the date of receipt by the Company's share registrar.

SALE OF SHARES

Shares participating in or acquired under the Plan may be sold at any time after they are issued or transferred to you. If you have elected full participation in the Plan and you sell shares participating in the Plan, those shares are automatically withdrawn from the Plan on registration of the transfer. If you have elected partial participation and you sell some of your shares and wish to vary your participation, you should complete a Notice of Variation or Termination and send it to the Company's share registrar.

If you sell all your shares that participate in the Plan after the Company's record date for entitlement to a dividend and before the dividend payment date, the Company may at its discretion pay the dividend in respect of your shares in cash rather than reinvest the amount in additional shares.

AMENDMENT AND TERMINATION OF THE PLAN

The Company may at any time, in its absolute discretion, amend the rules of the Plan or suspend or terminate the Plan.

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                                JUPITERS LIMITED
                        DIVIDEND REINVESTMENT PLAN RULES

1     ELIGIBILITY

1.1 Participation in the Plan is optional and is not transferable. Subject to RULES 1.2, 1.3 and 2.2, any Shareholder is eligible to participate in the Plan in respect of Shares which are registered in their name on the Register on the Record Date for determining entitlements to a dividend.

1.2 Any Shareholder who has an address or place of residence on the Register in a country other than Australia and who would otherwise be eligible to participate in the Plan may not do so if the Company determines in its absolute discretion that the participation would be illegal, impossible or impractical or, that the Shareholder should be excluded from participation to avoid prospectus requirements of the law of any other country.

1.3 Shares which are held subject to an employee incentive scheme are not eligible to participate in the Plan unless the Company decides to allow such Shares to participate in the Plan and the relevant scheme does not prohibit Shares held under the scheme from participating in a dividend reinvestment plan.

1.4 Participation in the Plan is subject to these Rules, the Constitution, all applicable laws and the Listing Rules.

2    APPLICATION  TO  PARTICIPATE

2.1 Any Shareholder who is eligible to participate in the Plan may apply to the Company to participate in the Plan by completing and signing an Application and sending it to the Company's share registrar.

2.2 The Company will determine the result of all applications for participation in the Plan and may, in its absolute discretion, accept or reject any application. If the Company rejects an application for participation it will inform the relevant Shareholder of its determination within a reasonable time of receipt of the application.

2.3 All applications to participate in the Plan which are received by the Company's share registrar will be effective from the date of receipt by the Company's share registrar.


3    LEVEL  OF  PARTICIPATION

3.1  A Shareholder may elect either full or partial participation in the Plan.

3.2 Upon the Company's acceptance of a Shareholder's application for full participation in the Plan, the Rules will apply to dividends payable in respect of all Shares registered in that Shareholder's name on the Record Date for the dividend.

3.3 If a full participation Participant acquires additional Shares under the Plan, on market or otherwise, those Shares will participate in the Plan unless the Company's share registrar receives a Notice of Variation or Termination to the contrary.

3.4 A shareholder may elect partial participation by specifying in their application the number of their shares that they wish to participate in the plan. where a shareholder elects to have

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     partial participation in the Plan, the Shareholder may also elect to have any Shares issued or transferred to the Shareholder under the Plan participate in the Plan.

3.5 If a partial participation Participant acquires additional Shares on market or otherwise than under the Plan, those Shares will not participate in the Plan unless the Company's share registrar receives a Notice of Variation or Termination to the contrary.


3.6 Upon the Company's acceptance of a Shareholder's application for partial participation in the Plan, the Rules will apply to dividends payable in respect of their Participating Shares as registered in that Shareholder's name on the Record Date for the dividend.

3.7 If a Shareholder's Application nominates a number of Shares for participation in the Plan that is greater than the number of Shares registered in that Shareholder's name, or does not nominate a number of Shares for participation in the Plan, the Shareholder's application will be for full participation in the Plan.


4    OPERATION  OF  PLAN

4.1 Subject to RULE 4.5, the Company will, on a Participant's behalf, apply all cash dividends that are payable to the Participant in respect of their Participating Shares to subscribe for or acquire the number of Shares calculated in accordance with RULE 5.


4.2 Subject to the Constitution, the Company will, in its absolute discretion, determine in respect of any dividend whether to issue new Shares or cause a broker to arrange the purchase and transfer of existing Shares to Participants or to apply a combination of both options, to satisfy the obligations of the Company under these Rules.


4.3 If the Company decides to cause the purchase and transfer of existing Shares to Participants, the Shares may be acquired through a broker in the market in such manner as the Company considers appropriate.

4.4 All Shares issued under the Plan will rank equally with all existing Shares. The Plan will not operate if the issue or transfer of Shares under the Plan will breach any applicable law, the Constitution or the Listing Rules.


5    CALCULATION  OF  NUMBER  OF  SHARES  TO  BE  ISSUED  OR  TRANSFERRED

5.1 The number of Shares that a Participant will receive in respect of a dividend will be calculated as follows:


                                  N =    D - T
                                        -------
                                           P

     Where:

     N is the number of Shares which the Participant will receive;

     D is the amount of the dividend in cents payable to a Participant in respect of all of that Participant's Participating Shares (if any) at the Record Date;

     T is the total amount of withholding tax together with any other amount the Company is required or is entitled to withhold or retain (including any money that the Company is entitled to retain pursuant to the Constitution);

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     P is the Market Price less any discount determined by the Company from time to time  under  RULE  6.

5.2 Where the number of Shares determined in accordance with RULE 5.1 includes a fraction of a Share, the number of Shares to be issued or transferred to the Participant will be rounded to the nearest whole number.

6    DETERMINATION  OF  DISCOUNT

     The Company may from time to time and in its absolute discretion determine the percentage (if any) by which the Market Price will be discounted in order to determine the number of Shares to be issued or transferred under the Plan.

7    STATEMENTS

     On or before the date on which the relevant dividend is paid, the Company will send each Participant a statement that complies with sub-division 202-E of the Income Tax Assessment Act 1997, and which states:


     a) the total number of Shares registered in the Participant's name at the Record Date;

     b)   the  total  number  of  Participating  Shares;

     c) the amount of dividend payable to the Participant in respect of the Participating Shares at the Record Date;

     d) the amount of dividend payable in respect of Shares in the Company which did not participate in the Plan (if any);

     e) any percentage by which the Market Price will be discounted in order to determine the number of Shares to be issued or transferred under the Plan;

     f) the number of Shares that the Participant will receive in respect of the dividend;

     g)   the date on which the issue or transfer of those Shares will occur;

     h) whether or not there is a franking credit on an amount specified on the dividend;

     i)   the franking percentage for the dividend;

     j) the amount of any withholding tax that has been deducted from the dividend by the Company, or any other amount that the Company is entitled to retain or withhold;

     k)   such  other  information  that  the  Company  may  decide.


8    VARIATION  TO  LEVEL  OF  PARTICIPATION

8.1 At any time a Participant may give notice to the Company to increase or decrease the number of that Participant's Participating Shares by completing, signing and sending a Notice of Variation or Termination to the Company's share registrar.

8.2 A Notice of Variation or Termination giving notice to vary the level of participation in the Plan will be effective from the date of receipt by the Company's share registrar.

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9 TERMINATION  OF  PARTICIPATION

9.1 At any time a Participant may give notice to the Company terminating the Participant's participation in the Plan by completing, signing and sending a Notice of Variation or Termination to that effect to the Company's share registrar.


9.2 A Notice of Variation or Termination giving notice of termination will be effective from the date of receipt by the Company's share registrar.

9.3 If a Participant dies, becomes bankrupt or (in the case of a body corporate) is placed in liquidation or provisional liquidation, participation will terminate when:

     a) in the case of death, the Company's share registrar receives written notice of the Participant's death;

     b) in the case of bankruptcy, the Company's share registrar receives written notice of the Participant's bankruptcy from the Participant or the relevant trustee in bankruptcy; and

     c) in the case of liquidation or provisional liquidation, the Company's share registrar receives written notification of that fact.

9.4 RULE 9.3 will apply to participation by joint Shareholders even if the circumstances described apply to only one joint Shareholder.

9.5 If a Participant does not hold a Marketable Parcel at the Record Date for a dividend, the Company may at its discretion terminate the participation of the Participant in the Plan.


10   DISPOSAL

10.1 If a Participant disposes of all of their Shares without giving the Company notice of termination of participation in the Plan and the Participant is not registered as the holder of any Shares on the next Record Date, the Participant will be deemed to have terminated participation in the Plan on the date on which the Company registered the transfer or instrument of disposal of the Participant's Shares.


10.2 If a Participant who has elected to partially participate in the Plan disposes of some of their Shares, those Shares will be treated to the extent possible as Shares not participating in the Plan unless the Participant completes and signs a Notice of Variation or Termination to the contrary and sends it to the Company's share registrar.


10.3 If a Participant disposes of all their Participating Shares after the Record Date for a dividend and before the dividend payment date, the Company may at its discretion continue to treat the Participating Shares held at the Record Date as participating in the Plan or pay the dividend in cash.


11   STOCK EXCHANGE QUOTATION

     The Company will apply to ASX for official quotation of all Shares issued under the Plan.

12   PARTICIPANT'S  COSTS

     No brokerage, commission or other transaction costs will be payable by a Participant in respect of any Shares issued or transferred under the Plan.

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13   BOARD'S POWERS

     Any determination made by the Board in connection with the Plan or the Rules will be final and binding. Without prejudice to the general powers of the Board under these Rules or the Constitution, the Board will have the power to:

     a) resolve conclusively any disputes or disagreements relating to the Plan in any way it thinks appropriate;

     b) determine appropriate procedures for the administration of the Plan consistent with the Rules;

     c) waive strict compliance with any of the Rules; and set and vary from time to time minimum and maximum limits on the number of Shares that Shareholders may elect to participate in the Plan.

14   AMENDMENT, SUSPENSION, RECOMMENCEMENT AND TERMINATION OF PLAN

14.1 Subject to this Rule 14, the Company may at any time in its absolute discretion implement, amend, suspend, recommence or terminate the Plan.

14.2 The Company must give written notice to the Shareholders of any amendment to, or suspension or termination of the Plan as soon as reasonably practicable. Omission to give notice of amendment, suspension or termination to any Shareholder or the non-receipt of any such notice by a Shareholder will not invalidate or have any other effect upon the amendment, suspension or termination.

14.3 The Company may decide to recommence the suspended Plan at any time and on such conditions as it thinks fit.

14.4 Without limiting its power under RULE 14.2, the Company may also direct that Shareholders who have nominated Shares for full participation or partial participation in the Plan prior to the date of suspension shall, with effect from the date of recommencement, participate in the Plan in accordance with the previous nominations of the Shareholders concerned. The Company must notify Shareholders of the date and conditions of the recommencement (including any directions as to Shares recommencing participation in the Plan).

14.5 Participants will continue to participate under any amended Plan unless the Company's share registrar receives a Notice of Variation or Termination to the contrary.

14.6 Upon termination of the Plan, each Participant will receive the amount of any dividends in cash that are available for reinvestment in relation to their Participating Shares in respect of which no Shares have been issued or transferred under the Plan at the date of termination.

15   GOVERNING LAW

     These Rules are governed by the laws of Queensland and each Participant Submits to the exclusive jurisdiction of the courts of that State.

16   INTERPRETATION

     In these Rules, unless the context otherwise requires:

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     a)    words importing:

           i)   the singular include the plural and vice versa; and
           ii)  any gender includes the other genders; and

     b) if a word or phrase is defined, cognate words and phrases have corresponding definitions.


17   DEFINITIONS

In this Plan:

"APPLICATION" means the form prescribed from time to time by the Company for applications for participation in the Plan.

"ASX" means Australian Stock Exchange Limited.

"BOARD" means the board of directors of the Company from time to time.

"COMPANY" means Jupiters Limited ABN 78 010 741 045.

"CONSTITUTION" means the constitution of the Company as amended from time to time.

"LISTING RULES" means the official listing rules of ASX.

"MARKET PRICE" means the arithmetic average of the daily volume weighted average market price (rounded to the nearest cent) of all Shares sold on ASX during the 10 consecutive trading days commencing on the date which is the second trading day after the Record Date for the relevant dividend.

"MARKETABLE PARCEL" has the meaning given to that term in the ASX business rules.

"NOTICE OF VARIATION OR TERMINATION" means the form prescribed from time to time by the Company for notices of variation or termination of participation in the Plan.

"PARTICIPANT" means a Shareholder whose application to participate in the Plan has been accepted by the Company in accordance with RULE 2.2.

"PARTICIPATING SHARES" means those Shares which participate in the Plan in accordance with these Rules.

"PLAN" means the Dividend Reinvestment Plan of the Company conducted in accordance with these Rules.

"RECORD DATE" has the meaning given to that term in the Listing Rules.

"REGISTER" means the register of members of the Company.

"RULES" means these terms and conditions as amended from time to time.

"SHARES" means fully paid ordinary shares in the capital of the Company.

"SHAREHOLDER" means a registered holder of Shares.

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